EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neptune Technologies & Bioressources Inc.

We consent to the use of our reports dated May 21, 2013, with respect to the consolidated financial statements of Neptune Technologies & Bioressources Inc. (the “Company”), which comprise the consolidated statements of financial position as at February 28, 2013 and February 29, 2012, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and on the effectiveness of internal control over financial reporting as of February 28, 2013, incorporated herein by reference, which reports appear in the annual report on Form 40-F of the Company for the fiscal year ended February 28, 2013.

/s/ KPMG LLP*

July 10, 2013

Montreal, Canada

*	CPA, auditor, CA, public accountancy permit No. A119178